December 31, 2016

Mr. Arnold R. Klann

Chairman and President

BlueFire Renewables, Inc.

25108 Marguerite Parkway, Ste A-321

Mission Viejo, CA 92692

Dear Arnold:

I have accepted another position that will not allow me to continue serving the Board of BlueFire Renewables. Accordingly, I submit my resignation effective on the date of this letter for my positions as Executive Vice President of BlueFire Renewables as well as a member of the Board of Directors. My resignation is not due to any conflict or issue with the Company or other Board members and I wish you all the best.

Feel free to contact me if I can be of help in the transition. Thank you for everything and I hope that there is success for BlueFire in the future.

Best Regards,